SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    --------
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 2004

                                  Serono S.A.
                      -----------------------------------
                              (Registrant's Name)

                            15 bis, Chemin des Mines
                                Case Postale 54
                                CH-1211 Geneva 20
                                  Switzerland
                      -----------------------------------
                    (Address of Principal Executive Offices)

                                    1-15096
                      -----------------------------------
                              (Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form  20-F  X  Form  40-F
               -----          -----

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).)
                                                              ------

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).)
                                                              ------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes     No  X
         -----  -----

     (If  "Yes"  is  marked,  indicate  below  the  file  number assigned to the
registrant  in  connection  with  Rule  12g3-2(b):  82-      )
                                                       ------

                                                                [GRAPHIC OMITED]




MEDIA  RELEASE


FOR  IMMEDIATE  RELEASE
-----------------------


     SERONO'S SEROSTIM(R) IMPROVES LEAN BODY MASS AND PHYSICAL PERFORMANCE IN
                      PATIENTS WITH HIV-ASSOCIATED WASTING

         RESULTS OF LARGEST STUDY OF RECOMBINANT HUMAN GROWTH HORMONE IN HIV-ASSOCIATED WASTING PUBLISHED IN CURRENT ISSUE OF THE JOURNAL OF AIDS

ROCKLAND, MA, MARCH 31, 2004-SERONO (VIRT-X: SEO AND NYSE: SRA)-Serono's Serostim(R) [somatropin (rDNA origin) for injection] improves lean body mass and physical performance in patients with HIV-associated wasting, according to study data published in the current edition of the Journal of AIDS ("Growth Hormone Improves Lean Body Mass, Physical Performance, and Quality of Life in Subjects with HIV-Associated Weight Loss or Wasting on Highly Active Antiretroviral Therapy").(1)

HIV-associated wasting is a chronically debilitating and potentially life-threatening condition. It is a metabolic disorder that causes the loss of lean body mass, which includes muscle tissue, important body organ tissue and blood cells, and can lead to increased risk of opportunistic infections, illness, and extreme fatigue and can profoundly diminish a person's quality of life.

The present study, the largest randomized, double-blind placebo-controlled study of recombinant human growth hormone in HIV-associated wasting, confirmed the efficacy, safety and tolerability of Serostim(R). The study treated 757 patients with HIV-associated wasting at US, European and other international trial sites. Participants were treated with placebo, 0.1 mg/kg Serostim(R) on alternate days, or 0.1mg/kg of Serostim(R) on a daily basis.

Over the 12-week course of therapy, Serostim(R) was superior to placebo in improving physical function, lean body mass and body weight and had a positive effect on patient perception of the benefits of therapy.

"People with HIV still involuntarily lose both weight and lean body mass, despite the adoption of highly antiretroviral therapy," said Joseph M. Gertner, MD, Vice President of Medical Affairs, Metabolic Endocrinology, Serono, Inc. "As demonstrated by these study results, Serostim(R) is the only therapy shown clinically to build body mass and improve physical function in people with HIV-associated wasting."

-----------------------------
1 Moyle, G, Daar, E, Gertner JM, et al. Growth Hormone Improves Lean Body Mass, Physical Performance, and Quality of Life in Subjects with HIV-Associated Weight Loss or Wasting on Highly Active Antiretroviral Therapy. Journal of AIDS 2004, Volume 35, Number 4, April 1 2004, pp. 367 - 375.


                                                                             1/3

The result on the study's primary endpoint of cycle work output was statistically significant for the Serostim(R) as compared to the placebo group (p<0.001). Greater improvement was seen for the secondary endpoint of change in lean body mass for the Serostim(R) daily dose group as compared to the Serostim(R) alternate day group (p=0.017) and as compared to the placebo group (p<0.001). In addition, patient perception of the impact of treatment on their wasting symptoms was positive with both doses of Serostim(R) (p=0.002 for the alternate day group and p=0.0004 for the daily dose group) as compared to placebo. Bodily pain increased in a dose dependent manner for both treatment groups, but the pain did not interfere with the subjects' normal work.

This study also provides long-term efficacy and safety information for up to 48 weeks of Serostim(R) treatment in a subset of participants. When treatment was extended from 12 to 24 or 48 weeks, positive results in cycle work output and lean body mass either improved further or were maintained with continued treatment with Serostim(R) at both the daily and alternate day dosing.

Adverse reactions reported during this clinical trial were consistent with those included in the current product labeling.

ABOUT  SEROSTIM
Serostim(R) [somatropin (rDNA origin) for injection] is the only growth hormone approved by the US Food and Drug Administration for the treatment of HIV-associated wasting or cachexia. The recommended dose is 0.1 mg/kg daily (6 mg/day for patients > 55 kg). Serostim(R) 0.1 mg/kg every other day should be considered as a starting dose in patients thought to be at risk of certain adverse effects, i.e., glucose intolerance.

In patients with HIV-associated wasting, the most common adverse events associated with Serostim(R) therapy are mild to moderate muscle and joint pain and swelling, which occur in a dose-related manner and often subside with continued treatment or dose reduction. Cases of new onset impaired glucose intolerance, new onset Type 2 diabetes mellitus and exacerbation of preexisting diabetes mellitus have been reported in patients receiving Serostim(R). Some patients develop diabetic ketacidosis and diabetic coma. In some patients, therapy with Serostim(R) necessitated initiation or adjustment of anti-diabetic treatment. Patients with a history of hyperglycemia or other risk factors for glucose intolerance should be monitored closely during treatment with Serostim(R). Transient increases in glucose levels occur early in treatment and should be monitored.

Use of growth hormone is contraindicated in treatment of patients in intensive care units due to complications following open-heart surgery or abdominal surgery, multiple accidental trauma or acute respiratory failure; patients with active neoplasia; and patients with known hypersensitivity to growth hormone. Serostim(R) must be used in conjunction with antiretroviral therapy.

Full prescribing information for Serostim(R), including important safety information, is available at www.serostim.com.
                                 ----------------


                                                                             2/3

ABOUT  SERONO
Serono, Inc., located in Rockland, MA, is the US affiliate of Serono, a global biotechnology leader, headquartered in Geneva, Switzerland. The Company has seven recombinant products, Rebif(R) (interferon beta-1a), Gonal-F(R) (follitropin alfa for injection), Luveris(R) (lutropin alfa), Ovidrel(R)/Ovitrelle(R) (choriogonadotropin alfa injection), Serostim(R) [somatropin (rDNA origin) for injection], Saizen(R) [somatropin (rDNA origin) for injection] and Zorbtive(TM) [somatropin (rDNA origin) for injection].
(Luveris(R) is not approved in the USA.)(2) In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are approximately 30 ongoing development projects.

In 2003, Serono achieved worldwide revenues of US$2,018.6 million, and a net income of US$390.0 million, making it the third largest biotech company in the world. Its products are sold in over 90 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).


                                       ###

Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 25, 2004. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.


                                       ###


FOR MORE INFORMATION, PLEASE CONTACT:

SERONO, INC., ROCKLAND, MA
MEDIA  RELATIONS:                     INVESTOR RELATIONS:
Tel.  +1 781 681 2340                 Tel.  +1 781 681 2552
Fax:  +1 781 681 2935                 Fax:  +1 781 681 2912

SERONO IN GENEVA, SWITZERLAND:
MEDIA  RELATIONS:                     INVESTOR RELATIONS:
Tel:  +41-22-739 36 00                Tel:  +41-22-739 36 01
Fax:  +41-22-739 30 85                Fax:  +41-22-739 30 22
http://www.serono.com                 Reuters:  SEO.VX / SRA.N
---------------------                 Bloomberg:  SEO VX / SRA US


-----------------------------
2 Package inserts for Serono's US marketed products are available at www.seronousa.com or by calling 1-888-275-7376.
-----------------


                                                                             3/3

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   SERONO  S.A.
                                   a  Swiss  corporation
                                   (Registrant)



March  31,  2004                   By:     /s/  Allan  Shaw
                                           -------------------------------------
                                   Name:   Allan  Shaw
                                   Title:  Chief  Financial  Officer